March 14, 2007

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:             Rule 17g-1 Fidelity Bond Filing
Sit Mutual Funds (the “Funds”)
File Nos. 811-03343, 811-03342, 811-06373, 811-04995, 811-04033, 811-04032,
811- 21447

Ladies and Gentlemen:

On behalf of the Sit Mutual Funds referenced above, enclosed herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

  A copy of the current fidelity bond (the “Bond”) issued by St. Paul Fire & Marine Insurance Company for Sit Investment Associates, Inc. et al, which covers the Sit Mutual Funds.

  A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the board members thereof who are not “interested persons” (as defined in the Investment Company Act of  1940) of the Fund.

The premiums for the Bond have been paid for the period from January 1, 2007 to January 1, 2008.

Please contact the undersigned at 612-359-2558 if you have any questions regarding this filing.

Very truly yours,

/s/ Kelly Boston
Kelly Boston
Staff Attorney